November 4, 2013

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Navigator Holdings Ltd.
Registration Statement on Form F-1
File October 17, 2013
File No. 333-191784

Ladies and Gentlemen:

Set forth below are the responses of Navigator Holdings Ltd. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 31, 2013, with respect to the Registration Statement on Form F-1, File No. 333-191784, filed with the Commission on October 17, 2013 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

General

1.	We note that you have included graphics following the cover page of the prospectus. Please tell us, with a view towards revised captions, whether the graphics are reproductions of your actual vessels in operation or if they are artistic renderings not based on the actual operations of your vessels.

RESPONSE: The graphics following the cover page of the prospectus are artistic renderings based on our actual vessels in locations they have previously operated. We have revised the captions to clearly indicate that these graphics are based on artistic renderings.

2.	We note your response to our prior comment 1. Prior to the planned effectiveness of the Company’s Form F-1 registration statement, please revise to remove the restrictive legend included on the report of the independent registered public accounting firm. The consent of the independent registered public accounting firm included as Exhibit 23.1 should be similarly revised.

RESPONSE: The restrictive legends included on the report of KPMG LLP (“KPMG”) and on the consent of KPMG included as Exhibit 23.1 have been removed.

Securities and Exchange Commission

November 4, 2013

Management’s Discussion and Analysis of Financial Condition, page 43

Share-based Compensation, page 60

3.	We note your response to our prior comment 2. Once the IPO price is determined, please revise your discussion in MD&A to include a discussion of any additional factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

RESPONSE: The Company expects the range for the initial public offering to be $17.00 to $19.00 per share of common stock. Based on this expected range, the factors contributing to the difference between the fair value of the date of each grant and the estimated initial public offering price are (i) the absence of any plan to proceed with an initial public offering at the time of the March 2013 and April 2013 grants, (ii) the changes in the financial condition, results of operation and prospects of the Company resulting in large part from the financing and successful operational implementation of the A.P. Møller transaction and (iii) the favorable changes in the condition of the equity capital markets. All of the above factors have been disclosed in the Registration Statement. Please see pages 61 and 62 of Amendment No. 2.

*    *    *    *    *

Securities and Exchange Commission

November 4, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or Will Jordan of Vinson & Elkins L.L.P. at (713) 758-3550.

Very truly yours,

NAVIGATOR HOLDINGS LTD.

By:	/s/ Niall Nolan
Name:	Niall Nolan
Title:	Chief Financial Officer

Enclosures

cc:	Mike Rosenwasser (Vinson & Elkins L.L.P.)
E. Ramey Layne (Vinson & Elkins L.L.P.)
Marc D. Jaffe (Latham & Watkins LLP)
Ian D. Schuman (Latham & Watkins LLP)